UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan



September 12, 2005

Office of International Corporate Finance
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, DC 20549
U.S.A.



UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,



Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

UFJ

**Press Release**

September 12, 2005
UFJ Holdings, Inc.

## Reset of Conversion Ratios
## For Class IV Fourth Series Preferred Shares and Class V Fifth Series Preferred Shares

We hereby give notice that the conversion ratios for Series 4 Class 4 Preferred Shares and the Series 5 Class 5 Preferred Shares of Our Company, shall be revised as follows, based on the stipulations for conversion of the said Preferred Shares.

**Description:**

| | Series 4 Class 4 Preferred Shares | Series 5 Class 5 Preferred Shares |
|---|---|---|
| Conversion ratio after reset | 2.976 | 2.976 |
| Conversion ratio before reset | 3.543 | 3.543 |
| Effective date | As from October 5, 2005 | As from October 5, 2005 |

Please note that, in accordance with the merger between UFJ Holdings, Inc. and Mitsubishi Tokyo Financial Group, Inc. (new corporate name after the merger is Mitsubishi UFJ Financial Group, Inc.), Class 9 Preferred Shares of MUFG and Class 10 Preferred Shares of MUFG will have been allotted to Series 4 Class 4 Preferred Shares and Series 5 Class 5 Preferred Shares, respectively, on the effective date.

Accordingly, the initial conversion ratios of Class 9 Preferred Shares and Class 10 Preferred Shares of MUFG will be reset as follows, based on the stipulations for conversion of the said Preferred Shares:

| | Class 9 Preferred Shares of MUFG | Class 10 Preferred Shares of MUFG |
|---|---|---|
| Conversion ratio after reset | 1.826 | 1.826 |
| Initial conversion ratio | 2.197 | 2.197 |
| Effective date | As from October 5, 2005 | As from October 5, 2005 |

<For reference>

*(Number of preferred shares issued (as of today))*

| | |
|---|---|
| Series 4 Class 4 Preferred Shares | 150,000 shares |
| Series 5 Class 5 Preferred Shares | 150,000 shares |

*(Issuance of the Preferred Shares of MUFG upon the merger)*

The Preferred Shares of MUFG will be issued in connection with the merger by way of allotment to the Preferred Shares of UFJ Holdings, Inc. as follows:

| Preferred Share of UFJ Holdings, Inc. | Preferred Share of MUFG |
|---|---|
| One (1) Series 4 Class 4 Preferred Share | One (1) Class 9 Preferred Share |
| One (1) Series 5 Class 5 Preferred Share | One (1) Class 10 Preferred Share |